UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Orchard Supply Hardware Stores Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

685691404

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 685691404

1.	Names of Reporting Persons ACOF I LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,194,000 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,194,000 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,000 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

(1) The 1,194,000 shares reported herein are shares of Class C Common Stock (as defined in Item 4(a) herein) and are convertible into Class A Common Stock (as defined in Item 4(a) herein) as further described in Item 4(a).

CUSIP No. 685691404

1.	Names of Reporting Persons Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,194,000 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,194,000 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,000 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

(1) The 1,194,000 shares reported herein are shares of Class C Common Stock (as defined in Item 4(a) herein) and are convertible into Class A Common Stock (as defined in Item 4(a) herein) as further described in Item 4(a).

CUSIP No. 685691404

1.	Names of Reporting Persons ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,194,000 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,194,000 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,000 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

(1) The 1,194,000 shares reported herein are shares of Class C Common Stock (as defined in Item 4(a) herein) and are convertible into Class A Common Stock (as defined in Item 4(a) herein) as further described in Item 4(a).

CUSIP No. 685691404

1.	Names of Reporting Persons ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,194,000 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,194,000 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,000 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

(1) The 1,194,000 shares reported herein are shares of Class C Common Stock (as defined in Item 4(a) herein) and are convertible into Class A Common Stock (as defined in Item 4(a) herein) as further described in Item 4(a).

CUSIP No. 685691404

1.	Names of Reporting Persons Ares Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,194,000 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,194,000 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,000 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) CO

(1) The 1,194,000 shares reported herein are shares of Class C Common Stock (as defined in Item 4(a) herein) and are convertible into Class A Common Stock (as defined in Item 4(a) herein) as further described in Item 4(a).

CUSIP No. 685691404

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,194,000 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,194,000 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,000 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

(1) The 1,194,000 shares reported herein are shares of Class C Common Stock (as defined in Item 4(a) herein) and are convertible into Class A Common Stock (as defined in Item 4(a) herein) as further described in Item 4(a).

CUSIP No. 685691404

1.	Names of Reporting Persons Ares Management Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,194,000 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,194,000 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,000 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

(1) The 1,194,000 shares reported herein are shares of Class C Common Stock (as defined in Item 4(a) herein) and are convertible into Class A Common Stock (as defined in Item 4(a) herein) as further described in Item 4(a).

CUSIP No. 685691404

1.	Names of Reporting Persons Ares Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,194,000 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,194,000 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,000 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

(1) The 1,194,000 shares reported herein are shares of Class C Common Stock (as defined in Item 4(a) herein) and are convertible into Class A Common Stock (as defined in Item 4(a) herein) as further described in Item 4(a).

CUSIP No. 685691404

1.	Names of Reporting Persons Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,194,000 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,194,000 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,000 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

(1) The 1,194,000 shares reported herein are shares of Class C Common Stock (as defined in Item 4(a) herein) and are convertible into Class A Common Stock (as defined in Item 4(a) herein) as further described in Item 4(a).

Item 1.
	(a)	Name of Issuer: Orchard Supply Hardware Stores Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 6450 Via Del Oro San Jose, California 95119

Item 2.
(a)

Name of Person Filing:
ACOF I LLC (“ACOF LLC”)

Ares Corporate Opportunities Fund, L.P. (“ACOF”)

ACOF Management, L.P. (“ACOF Management”)

ACOF Operating Manager, L.P. (“ACOF Operating”)

Ares Management, Inc. (“Ares Inc.”)

Ares Management LLC (“Ares Management”)

Ares Management Holdings LLC (“Ares Management Holdings”)

Ares Holdings LLC (“Ares Holdings”)

Ares Partners Management Company LLC (“APMC” and, together with ACOF LLC, ACOF, ACOF Management, ACOF Operating, Ares Inc., Ares Management, Ares Management Holdings and Ares Holdings, the “Ares Entities”)

	(b)	Address of Principal Business Office or, if none, Residence: For each Ares Entity: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship: For each Ares Entity, Delaware
	(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share
	(e)	CUSIP Number: 685691404

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

ACOF LLC, as of December 31, 2011, owned of record 1,194,000 shares of Class C Common Stock (“Class C Common Stock”) of Orchard Supply Hardware Stores Corporation (the “Issuer”), which are reported on this Schedule 13G.  Shares of Class C Common Stock may be converted on a one-to-one basis into shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”) of the Issuer upon the approval of the Issuer’s board of directors and subsequent approval of (i) a majority of the voting power of all Common Stock voting as a single class and (ii) the holders of a majority of the voting power of Class C Common Stock voting as a separate class. In addition, shares of Class C Common Stock automatically convert on a one-to-one basis into shares of Class A Common Stock if (i) such shares of Class C Common Stock are transferred to any person or entity other than the Ares Entities or certain of their permitted transferees or (ii) the Ares Entities and their affiliates and permitted transferees own less than an aggregate of 300,433 shares of Class C Common Stock and Class B Common Stock, par value $0.01 per share of the Issuer (the “Class B Common Stock”).  The Class A Common Stock, the Class B Common Stock and the Class C Common Stock are collectively referred to as the “Common Stock.”

Each of the other Ares Entities, as a result of the relationships described below, may be deemed to indirectly beneficially own the Common Stock reported on this Schedule 13G.  ACOF LLC is owned by ACOF.  The general partner of ACOF is ACOF Management, the general partner of ACOF Management is ACOF Operating and the general partner of ACOF Operating is Ares Inc.  Ares Inc. is owned by Ares Management, which, in turn, is owned by Ares Management Holdings. Ares Management Holdings is controlled by Ares Holdings, which, in turn, is controlled by APMC. APMC is managed by an executive committee comprised of Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal.  Because the executive committee acts by consensus/majority approval, none of the members of the executive committee has sole voting or dispositive power with respect to any shares of Common Stock.  Each of the members of the executive committee, the Ares Entities (other than ACOF LLC and ACOF with respect to the shares held directly by ACOF LLC) and the directors, officers, partners, stockholders, members and managers of the Ares Entities expressly disclaims beneficial ownership of any shares of Common Stock, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such shares.

(b)

Percent of class:

19.9%.  The percentage amount is based on 6,008,644 shares of Common Stock outstanding as of December 21, 2011 as reported by the Issuer in its quarterly report on Form 10-Q for the period ending October 29, 2011.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,194,000 (See Item 4(a))
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,194,000 (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2012

ACOF I LLC

By:		ARES CORPORATE OPPORTUNITIES FUND, L.P.
Its:		Sole Member

	By:	ACOF OPERATING MANAGER, L.P.
	Its:	Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:		ACOF OPERATING MANAGER, L.P.
Its:		Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF MANAGEMENT, L.P.

By:		ACOF OPERATING MANAGER, L.P.
Its:		General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER, L.P.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT, INC.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES HOLDINGS LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory